

Mail Stop 4561

February 22, 2007

Hong Zhao, President
Yafarm Technologies, Inc.
197 Route 18 South, Suite 3000, PMB 4157
East Brunswick, New Jersey 08816

Re: Yafarm Technologies, Inc.
        Registration Statement on Form SB-2
        Filed on February 16, 2007
        File No. 333-140764

Dear Mr. Zhao,

        This is to advise you that a preliminary review of the above registration statement
indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules
and regulations under that Act, and the requirements of the form. For this reason, we have
not performed a detailed examination of the registration statement because to do so would
delay the review of other disclosure documents that do not appear to contain comparable
deficiencies.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Please update your financial statements in accordance with Item 310(g) of
   Regulation S-B. Also include a currently dated consent pursuant to Item
   601(b)(23) of Regulation S-B.

2. Please revise your registration statement to include the signatures required by
   Form SB-2. In this regard, we note that the registration statement should be signed
   by the company's principal executive officer or officers, its principal financial
   officer and its controller or principal accounting officer. See the Instructions for
   signatures located in Form SB-2.

*   *   *   *

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. The scope of our review of this registration statement will be determined only after the filing of an amendment that addresses our comments above.

Please amend your registration statement in response to these comments and understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeffrey Werbitt at (202) 551-3456 with any other questions. If you need further assistance, please contact the undersigned at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Brian A. Lebrecht, Esquire
Edward H. Weaver, Esquire
The Lebrecht Group, APLC
406 W. South Jordan Parkway, Suite 160
South Jordan, Utah 84095